Derrick J. Lee Sr.

Objective

Seeking a position within an organization where I can contribute to the growth of the business. Six years in the clerical field, and the understanding of Microsoft office, and customer service priority, would prove valuable to the available position.

Experience

12/05/2011 – Present   **Toyota Motor Manufacturers Mississippi.. Blue Springs, Ms. (640-317-4000)**

Toyota Team Member
- Water leak prevention.
- Corrosion Prevention
- Sound proofing vehicle underbody.
- Searching and identifying any abnormality on processed vehicles.

05/10 – 7/10   **Prologistix** (*Temp-Agency*) **(630) 771-9303** Bolingbrook, IL

General Warehouse (Tucker Rocky)
- Loading Trucks via manually, hand jack, sit down, or stand up forklift.
- Input outgoing orders for Fedex, Speedee, and UPS, via Tucker Rocky computer system.

10/12/09 – 12/20/09   TekSystems (L-3) **(850) 278-6670**   Jacksonville, Fl
Cable Technician (Temporary Contract) (C.A.F.B)
- Confined Space & CPR Certified: Worked with a 3-man team.
- Surveyed Manholes for Communication Lines, Labeled cables as necessary.
- Familiar w/ TerraSync (GeoXT) & Rycom Utility Locator (8879)

01/14/09 - 10/03/09   Hughes Management Inc. **(662) 726-4563**   Macon, Ms
Contract Worker
- Maintaining the appearance of the apartment complex premises.
- Installation of light fixtures, sheetrock (drywall), toilets, electric switches, etc.
- Repair and Paint apartment walls, ceilings, windows, replace blinds, etc.

11/01/06 – 11/21/08   Iron Mountain O.S.D.P **(630) 595-0044**   Bensenville, Il
Operations Service Specialist
- Filing customer media in/out of assigned slots and cycling to/from shelves in the company vaults.
- Completing and Maintaining all records and forms with respect to receiving and/or releasing customer data, including the filing of vault paperwork.
- Answering incoming client phone calls. Utilizing production-tracking software for the input and tracking of all media/container processing and payroll hours.

8/02 – 04/04   Power Logistics   **(630-907-4100)**   Aurora, Il
Certified Lift Truck Operator
- Reach truck (stand up) Picking, Packing, and stocking.

- Loading & Unloading Incoming and Outbound trucks on a daily basis.

06/95 – 07/02   Washington Group International   **(630-829-3000)**   Downers Grove, Il
Facilities/Clerical/ Administrative Assistant
- Creating, updating and maintaining project files, carrier receipts, timesheets, transmittals, and expense reports: Distribution of U.S. postal and interoffice correspondence.
- Inventory Control Clerk, daily carrier shipping via UPS, DHL, and Fed ex.

Education   1996 – 2003   College Of Dupage   Glenn Ellyn, IL

Experience: Forklift experience: **(Stand – up & Sit – down**); Typing 50/60 wpm

References: Available upon request.